Exhibit 99(a)(5)

VineBrook Homes Trust Announces Tender Offer for up to $30 million, or 909,090 Shares, of its Class A Common Stock

DALLAS, September 8, 2026 /PRNewswire/ -- VineBrook Homes Trust, Inc. (“VineBrook Homes” or the “Company”) announced today it launched a tender offer (the “Offer”) to purchase up to $30 million, or 909,090 shares, of its Class A common stock, par value $0.01 per share (the “Shares”), for cash at an offer price equal to $33.00 per Share (the “Offer Price”). The Offer is expected to expire at 5:00 P.M., Eastern Time, on October 5, 2026, unless the Offer is extended or withdrawn. The Offer is intended to provide stockholders with an option for limited liquidity in the absence of a public trading market, which aligns with the Company’s long-term strategic objective of providing greater stockholder liquidity. The Offer is being made pursuant to the terms set forth in the offer to purchase, dated September 4, 2026 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”).

Under the terms of the Offer, stockholders who tender their Shares will receive the Offer Price of $33.00 per Share in cash, subject to proration if the Offer is oversubscribed.

The Offer is not conditioned upon any minimum number of Shares being tendered; however, it is contingent upon the closing of a financing, among other conditions set forth in the Offer to Purchase. Specific instructions and a complete explanation of the terms and conditions of the Offer are contained in the Offer to Purchase, the Letter of Transmittal and the related materials, which have been mailed to stockholders of record. Any Shares tendered may be withdrawn prior to expiration of the Offer.

Tender offer materials and other resources for stockholders are also available at http://investors.vinebrookhomes.com/resources/2026-tender-offer-resources.

While the Company’s Board of Directors has approved the Offer, none of the Company, its Board of Directors, LODAS Transfer, LLC, in its capacity as the Depositary and Paying Agent for the Offer, RBC Capital Markets, LLC, as the Dealer Manager, nor NexPoint Securities, Inc., as the Information Agent, makes any recommendation to any stockholder as to whether to tender or refrain from tendering any Shares. The Company has not authorized any person to make any such recommendation. Stockholders must decide whether to tender their Shares and, if so, how many Shares to tender. In doing so, stockholders should carefully evaluate all of the information in the tender offer documents, when available, before making any decision with respect to the tender offer, and should consult their own broker or other financial and tax advisors.

LODAS Transfer, LLC will serve as the Depositary and Paying Agent, RBC Capital Markets, LLC will serve as the Dealer Manager and NexPoint Securities, Inc. will serve as the Information Agent for the Offer.

Additional Information Regarding the Tender Offer

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Shares. The solicitation and offer to buy the Company’s Shares will be made only by the Offer to Purchase, the Letter of Transmittal and the related materials. Stockholders should carefully read those materials because they will contain important information, including the various terms and conditions of the Offer. The Offer to Purchase, the Letter of Transmittal and the related materials have been filed by the Company with the Securities and Exchange Commission (the “SEC”) and may be obtained free of charge at the SEC’s website at www.sec.gov. Stockholders may also obtain copies of these documents, without charge, from the Company’s website at http://investors.vinebrookhomes.com/resources/2026-tender-offer-resources. Stockholders are urged to read these materials carefully before making any decision with respect to the tender offer.

Stockholders and investors who have questions or need assistance may contact RBC Capital Markets, LLC at (877) 381-2099 (toll-free) or (212) 905-5846 (collect) or by email at stgdesk@rbccm.com. They may also contact LODAS Transfer, LLC, the Depositary and Paying Agent, at (833) 586-1960 (toll-free) or by email to vinebrooktender@lodasmarkets.com or NexPoint Securities, Inc., the Information Agent, at (833) 697-7253 (toll-free).

About VineBrook Homes Trust, Inc.

VineBrook Homes Trust, Inc. is an externally advised real estate investment trust. VineBrook Homes is focused on acquiring, developing, renovating, leasing and operating single-family rental home investments primarily located in large to medium size cities and suburbs located in the midwestern, heartland and southeastern United States markets. For more information, please visit investors.vinebrookhomes.com.

Forward Looking Statements

This press release includes forward-looking statements, including those related to the commencement and terms of the proposed tender offer. The words or phrases “expect,” “anticipate,” “estimate,” “intends,” and other similar expressions are intended to identify such forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements include, among others, statements with respect to the conduct, terms and completion of the tender offer and the Company’s intent to provide options for limited liquidity which aligns with the Company’s long-term strategic objective of providing greater stockholder liquidity. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect actual results, performance or achievements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, those described in greater detail in the Company’s filings with the SEC, particularly those described in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Readers should not place undue reliance on any forward-looking statements and are encouraged to review the Company’s other filings with the SEC for a more complete discussion of the risks and other factors that could affect any forward-looking statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changing circumstances or any other reason after the date of this press release.

CONTACTS

Investor Relations
Kristen Griffith
IR@nexpoint.com

Media Relations
Comms@nexpoint.com